Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

Trading of Own Shares for Treasury

Month: March 2018

1.	We inform the capital market agents that, during March 2018, Itaú Unibanco did not purchase its own shares for treasury stock.

2.	Also in March, Itaú Unibanco reallocated in the market the amount of 14,898,579 preferred shares under the stock option plan approved by General Stockholders' Meeting.

3.	Historical information regarding purchase of own shares for treasury stock is available on the Company's Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, April 6, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer